02030644
NO ACT
P.E 1-9-2002
132-02348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 15, 2002

Willie C. Bogan
Associate General Counsel and
Assistant Corporate Secretary
The Charles Schwab Corporation
The Schwab Building
101 Montgomery Street
San Francisco, CA 94104

Re: The Charles Schwab Corporation
Incoming letter dated January 9, 2002

Dear Mr. Bogan:

This is in response to your letter dated January 9, 2002 concerning the shareholder proposal submitted to Charles Schwab by Harold A. Irish. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Harold A. Irish
3401 Clay Street # 701
San Francisco, CA 94118

The Charles Schwab Corporation

January 9, 2002

JAN 10 2002

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is submitted on behalf of The Charles Schwab Corporation (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received a shareholder proposal and supporting statement (the "Proposal") from Harold A. Irish (the "Proponent"). For the reasons set forth below, the Company believes that the Proposal may be omitted from its proxy statement and form of proxy for its 2002 annual meeting of stockholders (the "2002 Proxy Materials"). The Company's annual meeting is scheduled for May 13, 2002 and the Company intends to file its definitive 2002 Proxy Materials with the Securities and Exchange Commission (the "Commission"), and begin distributing such materials, no sooner than April 1, 2002.

Attached are six copies of the following:

- This letter;
- The Proposal dated November 25, 2001;
- The Proponent's cover letter dated November 25; 2001, relating to the Proposal;
- The envelope in which Proponent sent the Proposal, showing the U.S. Postal Service's postmark;
- The letter from the undersigned to the Proponent dated November 19, 2001; and
- A copy of page 37 of the Company's 2001 Proxy Statement, which sets forth the deadline for submitting shareholder proposals for inclusion in the Company's 2002 Proxy Materials.

In accordance with Rule 14a-8(j), concurrently with this submission, the Company is providing the Proponent with a copy of each of the above documents in order to advise the Proponent of the Company's intention to omit the Proposal from the 2002 Proxy Materials and the reasons for the Company's position.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the 2002 Proxy Materials.

The Proposal

The Proposal seeks to amend the Company's Bylaws by adding a new provision to read as follows:

> *"Notwithstanding anything contrary* [sic] *in these Bylaws, a special category of Director be created, and called "Independent Director", one to be appointed for a two-year term effective at the next general election of directors, who shall have, upon appointment and qualification , all of the powers of any regularly elected director. The qualifications of said "Independent Director" shall be:*
>
> *(1) Ownership of at least 200 shares of common stock in the corporation for at least one year prior to appointment.*
> *(2) Be appointed by a majority vote of the existing directors .*
> *An Independent Director shall serve only one term."*

Summary of Reasons for Excluding the Proposal

The Company believes that the Proposal may be excluded from the 2002 Proxy Materials for the following reasons:

- The Proponent delivered the Proposal to the Company after the deadline for submitting proposals for inclusion in the Company's 2002 Proxy Materials (Rules 14a-8(e) and (f)).
- The Proposal relates to an election for membership on the Company's Board of Directors (Rule 14a-8(i)(8)).
- The Company has already substantially implemented the Proposal (Rule 14a-8(i)(10)).
- The Proposal is not a proper subject for action by shareholders under the laws of Delaware, the jurisdiction of the Company's organization (Rule 14a-8(i)(1)).

The Proponent Submitted the Proposal Late

Rule 14a-8(f) permits the Company to omit the Proposal because the Proponent delivered the Proposal to the Company after the deadline for submitting proposals for inclusion in the Company's 2002 Proxy Materials. The deadline was November 26, 2001, which the Company established in accordance with the requirements of Rule 14a-8(e). Specifically, the Company's 2001 proxy statement was dated March 26, 2001, which is the date the proxy statement was first released to shareholders. Therefore, the Company added one year to that date and then counted back 120 days from March 26, 2002 to arrive at the November 26,2001 deadline for submitting shareholder proposals for the 2002 Proxy Materials. Under Rule 14a-8(e)(2), any shareholder proposal not ***"received"*** by the Company by this deadline is considered late.

In its 2001 proxy statement, under the caption "Stockholder Proposals," the Company clearly sets forth the November 26, 2001 deadline, as well as the address, for submitting shareholder proposals. (See page 37 of the Company's 2001 Proxy Statement, a copy of which page is attached.) In addition, on November19, 2001, the undersigned delivered a letter by messenger to the Proponent, who resides locally, responding to an inquiry from the Proponent and reminding him of the November 26, 2001 deadline for delivering shareholder proposals and, as a courtesy, enclosing a copy of the Staff's Legal Bulletin No. 14 on Shareholder Proposals. (A copy of that letter is attached.) Nevertheless, the Proponent elected to send the Proposal to the Company by regular mail. The envelope in which Proponent sent the Proposal is postmarked November 26, 2001. (A copy of the envelope is attached) The Company did not receive the Proposal until November 28, 2001.

Under Rule 14a-8(f)(1), the company was not required to give the Proponent prior notice of this procedural deficiency. That rule states: "A company need not provide you [the shareholder] such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

Based on the foregoing discussion, the Company believes that under Rules 14a-8 (e) and (f) the Company may omit the Proposal from the Company's 2002 Proxy Materials.

The Proposal Relates to the Election of Directors

Rule 14a-8(i)(8) provides that a shareholder proposal may be excluded if it "relates to an election for membership on the company's board of directors or analogous governing body." The Proponent's Proposal seeks to amend the Company's Bylaws to create a special category of director called "Independent Director." Moreover, the Proposal would require the Company's existing directors to appoint, by a majority vote, such an "Independent Director" for a two-year term "effective at the next general election of directors." Thus, the sole purpose and effect of this bylaw amendment is the actual election of such an "Independent Director." Accordingly the Proposal falls within the purview of Rule 14a-8(i)(8) and may be omitted from the Company's 2002 Proxy Materials.

The Staff has made it clear that whether a proposal calls for a particular person or a person from a specified group to be elected or appointed to a company's board of directors, Rule 14a-8(i)(8) or its predecessor, Rule 14a-8(c)(8), applies. In Dow Jones & Company (available January 3, 1995), the shareholder proposal sought to increase the number of directors on the board and mandated that the new board position be the president of a particular union. In concluding that there appeared to be a basis for excluding that proposal pursuant to Rule 14a-8(c)(8), the predecessor to Rule 14a-8(i)(8), the Staff stated:

> "In the staff's view, because the proposal calls for a particular person ***or person from a specified group*** to fill the new position, the proposal relates to the election of such person." (Emphasis added.)

The Dow Jones case is similar to ours. As noted by the proponent of the shareholder proposal in Dow Jones, that proposal effectively would have required an amendment to Dow Jones' bylaws to increase the board of directors by one person. In our case, the Proponent's Proposal also involves a proposed amendment to the bylaws. The purpose of the proposed amendment is to create a category of "Independent Director". As in Dow Jones, the Company's Board of Directors would be mandated to fill the new board position with a person from a specified group. In our case, the specified group consists of shareholders who have owned at least 200 shares of the Company's common stock for at least one year prior to the appointment.

It is significant that that the Staff has consistently taken a no-action position with respect to the proposed exclusion of shareholder proposals relating to the election of individuals from specific groups, as well as the election of particular individuals. See, for example, AT&T (available January 11, 1991), in which the shareholder proposal requested AT&T to nominate for election to its board of directors the president of two particular unions ***or*** two national union officials representing AT&T employees.

Similarly, in Braniff Int'l Corporation (available February 5, 1982), the shareholder proposal directed that Braniff's bylaws be amended to provide that the board of directors include in their slate of director nominees at each annual meeting "at least four active employees" of Braniff. In concluding that there appeared to be a basis for excluding that proposal pursuant to Rule 14a-8(c)(8), the predecessor to Rule 14a-8(i)(8), the Staff stated:

> "In the Division's view, the proposal's requirement that employees from certain specified employee groups be included in management's slate of nominees relates to the election of specific individuals to the Company's Board of Directors and thus is excludable under Rule 14a-8(c)(8)."

AT&T and Braniff involve proposals requesting or requiring the Board to nominate individuals from specified groups for election to their respective boards of directors. The Company believes that the basis for excluding Proponent's Proposal is even more compelling than the basis in AT&T and Braniff because Proponent's Proposal mandates that the existing Board appoint an "Independent Director" (as opposed to merely nominating a candidate for that position) from a group of shareholders meeting certain qualifications.

Another analogous case is Allied Corporation (available January 5, 1984), in which the shareholder proposal sought to have as a member of the board of directors a "non-management salaried employee of Allied Corporation". The Staff concluded that "the proposal's requirement that a member of a certain specified employee group become a director is excludable as relating to an election of office."

Although the no-action letters cited above were based on Rule 14a-8(c)(8), which is the predecessor to Rule 14a-8(i)(8), these letters remain an appropriate resource for interpreting Rule 14a-8(i)(8). The current rule became effective on June 29, 1998. In Bull & Bear U.S. Government Securities (available July 16, 1998), the staff of the Division of Investment Management notes that the former rule allows the exclusion of a shareholder proposal "if the proposal relates to an ***election to office***," while the current rule allows such exclusion "if the proposal relates to an ***election to office for membership on the company's board of directors*** or analogous governing body." (Emphasis added.) They then observed that "the revision was made not to change the substance" of the rule but to clarify that the rule only applies to membership on a company's board of directors. They concluded that the analysis with respect to the proposal in question would be the same under both the former and current rules. We believe that the analysis with respect to Proponent's Proposal likewise would be the same under both the former and current rules.

Based on the foregoing discussion, the Company believes that under Rule 14a-8 (i)(8) the Company may omit the Proposal from the Company's 2002 Proxy Materials.

The Company Has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits the Company to exclude the Proposal because the Company has already substantially implemented it. The substance of what the Proposal seeks is inclusion on the Company's Board of Directors of one "Independent Director" who owns shares of the Company's common stock. Presently, the Company's Board of Directors consists of 13 directors, nine of whom are not employed by the Company. These nine directors are also members of the Board's Compensation Committee and/or Audit Committee. To serve on the Compensation Committee, they must qualify as "non-employee directors" under Rule 16b-3 of the Exchange Act and "outside directors" under Section 162(m) of the Internal Revenue Code. To serve on the Audit Committee, they must qualify as "independent directors" under the New

York Stock Exchange listing standards. Therefore, each of these nine directors is independent by one or more of these measures.

In addition, each of these nine directors owns at least 200 shares of the Company's common stock. Moreover, a portion of the directors annual compensation consists of stock option awards. A key purpose of these awards is to link the interests of these directors directly to stockholder interests.

As the foregoing discussion indicates, the Company has already implemented the substance of the Proposal. Accordingly, the Company believes that under Rule 14a-8 (i)(10) the Company may omit the Proposal from the Company's 2002 Proxy Materials.

The Shareholder Proposal Is Improper Under State Law

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated in Delaware. Section 141(b) of the Delaware General Corporation Law (the "DGCL") states that the "number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors...." Both the Certificate of Incorporation and the Bylaws of the Company provide that the "number of directors shall be fixed from time to time ***exclusively*** pursuant to a resolution adopted by a majority of the total number of directors." (Emphasis added.) Presently, the authorized number of directors, as established by the Company's Board of Directors, is 14. There is one vacancy.

Under Sections 211 and 223 of the DGCL, directors must be elected by shareholders, except that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the remaining directors. Both the Certificate of Incorporation and Bylaws of the Company provide that vacancies and such newly created directorships may be filled ***only*** by the affirmative vote of a majority of the remaining directors. The Company's Board of Directors expects to fill the existing vacancy as soon as the appropriate candidate is identified.

The Proposal would require the Company's existing directors to appoint the new "Independent Director." However, the existing directors only have authority to appoint directors in the case of vacancies or newly created directorships resulting from an increase in the authorized number of directors. Once the Company's directors fill the existing vacancy, they will have the authority to appoint the "Independent Director" only if they increase the authorized number of directors. Therefore, because implementation of the Proposal effectively would compel the directors to increase the authorized number of directors, the result would be a transfer from the directors to the shareholders of the authority to determine the number of directors. This would violate the provisions of the Company's Certificate of Incorporation and

Bylaws which make that determination the ***exclusive*** province of the directors (as noted above). Moreover, the violation of these provisions of the Certificate of Incorporation and Bylaws would also result in a violation of Section 141(b) of the DGCL, which requires the number of directors to be fixed in the manner provided in the Company's Certificate of Incorporation or Bylaws (as noted above).

The Commission has long recognized that shareholder proposals that "mandate or direct the Board to take certain action may constitute an unlawful intrusion on the board's discretionary authority" and, therefore, may be excluded under Rule 14a-8(i)(1). See, e.g., Exchange Act Release No. 34-12999 (November 22, 1976); and Exchange Act Release No.34-20091 (August 16, 1983).

Based on the foregoing discussion, the Company believes that under Rule 14a-8 (i)(1) the Company may omit the Proposal from the Company's 2002 Proxy Materials.

*****

Please acknowledge receipt of this letter by date-stamping the additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions or would like any additional information concerning the above, please do not hesitate to call me at (415) 636-3575.

Thank you for your attention to this matter.

Very truly yours,

Willie C. Bogan

Willie C. Bogan
Associate General Counsel

Received
11/28/01
WCB

November 25, 2001

Mr. Willie C. Bogan
Associate General Counsel and
Assistant Corporate Secretary
The Charles Schwab Corporation

101 Montgomery Street
San Francisco, CA 94104

Dear Mr. Bogan:

Thank you for delivering to me your letter of November 19, 2001 in response to my letter of April 16, 2001.

Please find enclosed my proposal for amendment to the Company's bylaws regarding the appointment of certain directors.

Thank you for your courtesy.

Harold A. Irish
Schwab Account No. 4638-7573

3401 Clay Street Apt. 701
San Francisco, CA 94118

DATED NOVEMBER 25, 2001

THAT ARTICLE II OF THE BYLAWS BE AMENDED AS FOLLOWS:

SECTION 2.06 (a) (iv) be added as follows:

SECTION 2.06 (a) (iv):

Notwithstanding anything contrary in these Bylaws, a special category of Director be created, and called "Independent Director", one to be appointed for a two-year term effective at the next general election of directors, who shall have, upon appointment and qualification, all of the powers of any regularly elected director. The qualifications of said "Independent Director" shall be:

(1) Ownership of at least 200 shares of common stock in the corporation for at least one year prior to appointment.

(2) Be appointed by a majority vote of the existing directors.

An Independent Director shall serve only one term.

PURPOSE OF THE "INDEPENDENT DIRECTOR" OF THE SCHWAB CORPORATION:

1. Recognizing that current directors are appointed for specific knowledge or position, the "Independent Director" should come from the ranks of shareholders of Schwab, the many who are interested in the corporation, but who are seldom heard.
2. Also recognizing that there is no need to create a divisive force within the corporation, to have the "Independent Director" appointed by the then current board of directors, which foregoes the need for an election of shareholders, and yet does allow some shareholder participation at an independent level.
3. To allow an "Independent Director" to participate in all of the functions of the corporation, without necessarily being aligned with any particular interest, so that the board of directors could have an independent and unaligned thought.
4. To permit the directors to form a method of attracting "Independent Director" candidates in the future, one which would encourage participation from outside and independent small shareholders.

Hal Irish
3401 Clay Street #701
San Francisco, CA 94118

SAN FRANCISCO CA 941
PM
26 NOV
2001


USA 1¢


SATCHEL PAIGE

Mr. Willie C. Bogan
Associate General Counsel and
Assistant Corporate Secretary
The Charles Schwab Corporation
101 Montgomery Street
San Francisco CA 94104

94104/4175

The Charles Schwab Corporation

November 19, 2001

Harold A. Irish
3401 Clay Street, Apt. 701
San Francisco, CA 94118

Re: Shareholder Proposals

Dear Mr. Irish:

It has come to my attention that you inquired about the specific procedural requirements regarding a shareholder's ability to nominate a director or submit a proposal to be considered at a meeting of shareholders. Enclosed is a copy of the company's bylaws containing procedural requirements established by the company. See in particular Section 2.06 of Article II of the bylaws. As a courtesy, I am also enclosing a copy of a recent SEC Staff Legal Bulletin on the shareholder proposal requirements and procedures established by the SEC.

Please let me know if you are considering nominating a director or submitting a shareholder proposal. **I remind you that if you want us to consider including a shareholder proposal in the company's 2002 proxy statement, you must deliver the proposal to us by November 26, 2001, as specified in the 2001 proxy statement.**

If you have any questions, please contact me at (415) 636-3575.

Sincerely,

Willie C. Bogan

Willie C. Bogan
Associate General Counsel and
Assistant Corporate Secretary

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company believes that during 2000 all filings with the SEC by its officers, directors and 10% stockholders complied with requirements for reporting ownership and changes in ownership of Company common stock under Section 16(a) of the Securities Exchange Act of 1934, except that the January 2000 transaction of Karen Chang, Executive Vice President, was inadvertently reported late. The transaction involved only the exercise of stock options. Ms. Chang did not sell the shares of common stock acquired in the exercise. The report, which was due in February 2000, was filed in March 2000.

STOCKHOLDER PROPOSALS

If you want us to consider including a proposal in our proxy statement next year, you must deliver it to the Company's Corporate Secretary at our principal executive office no later than November 26, 2001. The Company's bylaws contain specific procedural requirements regarding a stockholder's ability to nominate a director or submit a proposal to be considered at a meeting of stockholders. If you would like a copy of the procedures contained in our bylaws, please contact:

Assistant Corporate Secretary
The Charles Schwab Corporation
101 Montgomery Street (88/5)
San Francisco, California 94104
(415) 636-1337

For next year's annual meeting of stockholders, the persons appointed by proxy to vote stockholders' shares will vote those shares according to their best judgment on any stockholder proposal the Company receives after March 8, 2002.

COSTS OF PROXY SOLICITATION

The Company is paying for distributing and soliciting proxies. As a part of this process, the Company reimburses brokers, nominees, fiduciaries and other custodians reasonable fees and expenses in forwarding proxy materials to stockholders. The Company is not using an outside proxy solicitation firm this year, but employees of the Company or its subsidiaries may solicit proxies through mail, telephone or other means. Employees do not receive additional compensation for soliciting proxies.

INCORPORATION BY REFERENCE

The Company's filings with the SEC sometimes "incorporate information by reference." This means that the Company is referring you to information that has previously been filed with the SEC, so the information should be considered as part of the filing you are reading. Based on the SEC's rules, the performance graph on page 22 of this proxy statement, the "Compensation Committee Report" on pages 28-33, the "Audit Committee Report" on page 34, and the "Audit Committee Charter" (Appendix E) on pages 50-52 specifically are not incorporated by reference into any other filings with the SEC.

You are receiving this proxy statement as part of the proxy materials for the annual meeting of stockholders. You may not consider this proxy statement as material for soliciting the purchase or sale of Company stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
STOCKHOLDER PROPOSALS
COSTS OF PROXY SOLICITATION
INCORPORATION BY REFERENCE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 9 2002

The proposal relates to an amendment to Charles Schwab's bylaws.

To the extent the proposal involves a rule 14a-8 issue, there appears to be some basis for your view that Charles Schwab may exclude the proposal under rule 14a-8(e)(2) because Charles Schwab received it after the 120-day deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Charles Schwab omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Charles Schwab relies.

Sincerely,

Keir D. Gumbs
Special Counsel